[redacted]

08029887

PB 4/1

UNITED STATES
:AND EXCHANGE COMMISSION
ashington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 28 2008
Washington, DC
113

SEC FILE NUMBER
8- 41256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregg M. Dooling, Vice President & Controller 617-422-4991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 08 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/7

OATH OR AFFIRMATION

I, Gregg M. Dooling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Funds Distributor, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP & Corporate Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Pioneer Funds Distributor, Inc.:

We have audited the accompanying statement of financial condition of Pioneer Funds Distributor, Inc. (the Company) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and comprehensive income, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Funds Distributor, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 26, 2008

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Financial Condition

December 31, 2007

(Dollars in thousands)

Assets

Cash and cash equivalents (note 2)	$	45,748
Investments in marketable securities, at fait value (cost, $18,433) (note 2)		19,036
Receivables:		
From securities brokers and dealers for sales of mutual fund shares		57,685
From the Pioneer Family of Mutual Funds		759
Due from affiliates (note 8)		25,842
Other		719
Dealer advances (net of accumulated amortization of $8,947) (note 9)		2,148
Prepaid service fees (net of accumulated amortization of $3,853) (note 9)		857
Deferred tax assets (note 4)		2,586
Other assets		888
Total assets	$	156,268

Liabilities and Stockholder's Equity

Payable to the Pioneer Family of Mutual Funds, for fund shares sold	$	57,685
Accrued expenses and accounts payable		7,848
Due to affiliates (note 8)		14
Deferred tax liabilities (note 4)		1,023
Distribution and service fees due to brokers and dealers		22,334
Total liabilities	$	88,904
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 510 shares	$	—
Paid-in capital (note 6)		242,038
Accumulated deficit		(174,674)
Total stockholder's equity	$	67,364
Total liabilities and stockholder's equity	$	156,268

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Statement of Operations

Year ended December 31, 2007

(Dollars in thousands)

Related party revenues (note 8):		
Class B share rights revenue	$	5,888
Marketing and promotional services		97,312
Other		2,316
Revenues and other income (note 2):		
Distribution revenues		6,875
Commissions:		
Mutual funds		4,532
Variable annuities		589
Net gain on trading securities		247
Other income		2,444
Total revenues and other income	$	120,203
Related party expenses (notes 6 and 8):		
Cost of Class B share rights		5,314
Other		13,961
Distribution and administrative expenses:		
Salaries and related benefits		21,412
Sales and marketing		56,382
Share-based compensation		1,111
Depreciation and amortization		6,342
Other		10,679
Total distribution and administrative expenses	$	115,201
Income before provision for income taxes	$	5,002
Provision for income taxes (note 4)		(2,363)
Net income	$	2,639

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Changes in Stockholder's Equity and Comprehensive Income

Year ended December 31, 2007

(Dollars in thousands)

	Common stock					
	Number of shares	Amount	Paid-in capital	Accumulated deficit	Total stockholder's equity	Comprehensive income
December 31, 2006	510	$ —	$ 238,013	$ (177,313)	$ 60,700	$ —
Net income	—	—	—	2,639	2,639	2,639
Capital contribution (note 7)	—	—	4,025	—	4,025	—
Comprehensive income	—	—	—	—	—	$ 2,639
December 31, 2007	510	$ —	$ 242,038	$ (174,674)	$ 67,364	

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Cash Flows

Year ended December 31, 2007

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	2,639
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(513)
Depreciation and amortization		6,341
Net gain on trading activities		(247)
Share-based compensation		4,025
Purchases of trading securities		(37,038)
Proceeds from trading activities		33,537
Changes in operating assets and liabilities:		
Increase in receivable from securities brokers and dealers for sales of mutual fund shares		(10,998)
Increase in receivable from the Pioneer Family of Mutual Funds		(564)
Increase in due from affiliates, net		(4,283)
Increase in other receivables		(145)
Increase in dealer advances, net		(5,405)
Decrease in prepaid service fees, net		308
Increase in other assets		(677)
Increase in payable to the Pioneer Family of Mutual Funds for fund shares sold		10,998
Increase in accrued expenses and accounts payable		2,320
Increase in distribution and service fees due to brokers and dealers		1,025
Net cash provided by operating activities	$	1,323
Net increase in cash and cash equivalents	$	1,323
Cash and cash equivalents, beginning of year		44,425
Cash and cash equivalents, end of year	$	45,748
Supplemental noncash information:		
Tax benefit realized on share based compensation applicable to reclassified employees	$	807

See accompanying notes to financial statements.

(1) Nature of Operations and Organization

(a) Nature of Operations

Pioneer Funds Distributor, Inc. (the Company), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission.

(b) Organization

The Company is a wholly owned subsidiary of Pioneer Investment Management, Inc. (PIM). PIM is a wholly owned subsidiary of Pioneer Investment Management USA Inc. (PIM USA), which is a wholly owned subsidiary of Pioneer Global Asset Management S.p.A. (PGAM). PGAM is a global asset management holding company and is a wholly owned subsidiary of UniCredito Italiano S.p.A. (UCI).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Recognition of Revenue and Expenses

Distribution revenues include distribution fees earned based on an annual rate of 0.75% of net assets of Class B and Class C shares of the Pioneer Funds (0.50% per annum for Class R shares) and the gains on sales of Class B share rights sold pursuant to the Class B share rights program (see notes 8 and 9). In addition, a service fee at an annual rate of 0.25% is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. In subsequent years, these distribution and service fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. Commissions consist of underwriting commissions and commissions as dealer earned from the distribution of Class A Pioneer Funds' shares and are recorded as income on the trade (execution) date. Variable annuity commissions are earned on the distribution of variable annuity contracts. Other income primarily consists of interest and dividend income. Related party revenue primarily consists of Class B share rights revenue as well as income earned from other PGAM affiliates (see note 8). Operating expenses are recorded on the accrual basis.

(c) Cash and Cash Equivalents

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days. Cash and cash equivalents at December 31, 2007 consist of cash of $28,000 segregated in accordance with FINRA regulations and amounts invested in commercial paper.

(d) Investments in Marketable Securities

Investments in marketable securities represent investments in the Pioneer Funds for which the Company acts as the distributor and are valued at the last reported net asset value. These investments are accounted for at market value and net asset value. Net realized and unrealized gains and losses are reported as such in the accompanying statement of operations.

(e) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at applicable rates as of the balance sheet date. Revenues and expenses are translated using average exchange rates. Gains and losses realized on foreign currency transactions principally relate to the settlement of share-based payment arrangements and are included in the determination of net income.

(f) Valuation of Financial Instruments

The Company considers liquidity and readily available market quotations when estimating the fair value of financial instruments. The carrying amount of the Company's financial instruments, as stated in the accompanying statement of financial condition, approximates fair value.

(g) Comprehensive Income

Comprehensive income, as defined, includes all changes in equity during a period from nonowner sources.

(h) Premises and equipment

Premises and equipment are reported at cost less accumulated depreciation computed on a straight-line basis over the estimated useful lives, which range between 3 and 10 years for furniture and fixtures and over the lease term for leasehold improvements. At December 31, 2007, premises and equipment included in other assets amounted to $353 net of accumulated depreciation.

(i) Concentrations of Credit Risk

The Company is primarily engaged in the selling of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(Continued)

(Amounts in thousands, except per share amounts)

(j) ***Share-Based Compensation***

Certain employees of the Company are eligible to participate in various stock option and incentive compensation plans established by PGAM. Stock option awards under these plans are classified as liability awards. Liability classified awards are recognized at estimated fair value at the date of grant, and recognizes compensation expense on a straight line basis (net of estimated forfeitures) over the requisite service period, which is generally the vesting period. Options are re-measured and the liability is trued-up accordingly at each reporting date through the date of settlement. Consequently, compensation cost recognized at each reporting date during the vesting period (as well as during each period thereafter through the settlement date) will vary based on the changes in the award's fair value.

As these plans have been established by PGAM and not the Company, compensation expense recognized in the accompanying statement of operations is reflected as a contribution to paid-in capital in the statement of changes in stockholder's equity and comprehensive income. See note 7 for further discussion.

(k) ***Recently Issued Accounting Pronouncements***

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 requires companies to recognize the tax benefits of certain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities. The tax benefit recognized is the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2007. Adoption of FIN 48 is not expected to have a material impact on the financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the potential effect of adoption on its financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159). SFAS No. 159 was effective January 1, 2008 and permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. The Company did not elect to reclassify any financial instruments at fair value upon adoption of this statement, but may subsequently elect the fair value option upon initial recognition of eligible financial assets or liabilities.

(3) Net Capital and Reserve Requirements

As a distributor and underwriter, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net

(Continued)

(Amounts in thousands, except per share amounts)

capital, as defined under Rule 15c3-l. Net capital may fluctuate on a daily basis. The Company uses the Alternative Standard as its method of net capital computation. The Company's net capital, as computed under Rule 15c3-l, was $29,759 at December 31, 2007, which exceeds required net capital of $250 by $29,509.

The Company is exempt from the reserve requirements of Rule 15c3-3 since its broker-dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies and variable annuities. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(4) Income Taxes

PIM USA files a consolidated federal income tax return with its direct and indirect domestic subsidiaries, including the Company. Consolidated income tax provisions are allocated among the companies based on the income tax expenses that would have been recognized had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation.

Income tax expense consisted of the following:

Current:		
Federal	$	1,501
State		568
		2,069
Deferred:		
Federal		268
State		26
		294
Total tax expense	$	2,363

The provision for income taxes, as stated as a percentage of income before income taxes, consists of the following:

Federal statutory tax rate	35.00%
Increases in tax rate resulting from:	
State income tax (net of effect on federal income tax)	7.73
Nondeductible items	4.51
Effective tax rate	47.24%

(Amounts in thousands, except per share amounts)

The components of deferred income taxes recorded in the accompanying statement of financial condition are comprised of deferred tax assets of approximately $1,563. The approximate income tax effect of each type of temporary difference is as follows:

Deferred tax assets:		
Compensation related	$	2,118
Other		468
		2,586
Deferred tax liabilities:		
Net unrealized gains on marketable securities		(249)
Dealer advances		(774)
		(1,023)
Net deferred tax asset	$	1,563

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize the deferred income tax assets existing at December 31, 2007. Management believes that existing net deductible temporary differences which give rise to deferred tax assets will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

(5) Benefit Plans

PIM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (the Benefit Plans) qualified under Section 401 of the Internal Revenue Code. PIM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. PIM USA contributes to the retirement benefit plan an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Participants in the savings and investment plan may voluntarily contribute up to 50% of their compensation, and PIM USA will match this contribution up to 2%. The Company's allocated expenses under the Benefit Plans amounted to approximately $1,046 for the year ended December 31, 2007.

(6) Incentive Plans

PIM USA and its subsidiaries do not have a share based compensation plan for its employees, but certain senior executives of the Company participate in several of PGAM's incentive plans.

(Continued)

(Amounts in thousands, except per share amounts)

In 2001, PGAM's Board of Directors approved the 2001 Long Term Incentive Plan (2001 LTIP) for key employees of PGAM and its subsidiaries. Each 2001 LTIP option has a three year cliff vesting period, and expiration of each grant is 10 years after grant date. Exercises of LTIP options may be settled in shares of PGAM stock or in cash, but have generally been cash settled. The options were granted at a strike price corresponding to the estimated fair value of a common share of PGAM's stock at each grant date. Following the exhaustion of the 5,000,000 options initially reserved for issuance under the 2001 LTIP, in September 2004, PGAM's Board of Directors approved a new Medium Term Incentive Plan (MTIP) under which PGAM awarded new options to key employees. Options under MTIP are broadly similar to the 2001 LTIP stock options. Differences between the two plans are a shorter vesting period of less than three years and the requirement for the settlement of MTIP option exercises to be in cash, as MTIP awards are subject to a combination of call and put option agreements with UCI.

Stock option transactions under the 2001 LTIP and MTIP plans are as follows:

	Shares		Weighted average exercise price (€)
Outstanding at January 1, 2007	71,021	€	51.20
Transferred	18,840		44.50
Exercised	(59,980)		51.52
Forfeited	(4,000)		52.90
Outstanding at December 31, 2007	25,881	€	47.58
Exercisable at December 31, 2007	25,881	€	47.58

Changes in unvested stock options during the year ended December 31, 2007 under the 2001 LTIP and MTIP plans are as follows:

	Shares		Weighted average exercise price (€)
Nonvested at January 1, 2007	38,000	€	54.16
Vested	(34,000)		54.31
Forfeited	(4,000)		52.90
Nonvested at December 31, 2007	—	€	—

(Continued)

(Amounts in thousands, except per share amounts)

The aggregate intrinsic value of the stock options outstanding as of December 31, 2007 under the 2001 LTIP and MTIP plans is approximately $2,730. For the year ended December 31, 2007, share based liability payments made by PIM USA amounted to $2,955 in connection with the Company's participation in these plans.

In December 2005, PGAM's Board of Directors approved the 2005 Long Term Incentive Plan (2005 LTIP). The 2005 LTIP provides for the payment of a cash incentive that is determined on a basis of an index which reflects, among other things, the UCI stock appreciation and the profitability of the consolidated PGAM Group of Companies. Units granted under the 2005 LTIP are linked to a weighted variation in the index have a three year vesting period expire ten years from the grant date.

Stock option transactions under the 2005 LTIP plan are as follows:

	Shares
Outstanding at January 1, 2007	8,178,832
Granted	2,488,800
Transferred	1,299,440
Forfeited	(3,764,556)
Outstanding at December 31, 2007	8,202,516
Exercisable at December 31, 2007	—

The aggregate intrinsic value of the stock options outstanding as of December 31, 2007 under the 2005 LTIP plans is approximately $1,660, computed using the base index of one euro in accordance with the terms of the plan. There were no exercisable stock options under the 2005 LTIP plan as of December 31, 2007.

The fair value of each option is estimated using a Hull-White binomial or trinomial model specific for employee stock options valuation method. Assumptions about the stock price volatility and dividend yield have been based on the data related to ten comparable U.S. based publicly traded asset management companies. The expected term of the option is based on the Company's historical data such as employee option exercise and employee past-vesting departure behavior. The risk free rate for the expected term of the option is based on a zero coupon euro denominated yield curve. These options related to these plans are remeasured at each reporting date through the date of settlement.

	2001 LTIP	MTIP	2005 LTIP
Expected term of options (years)	3 years	2.5 years	3 years
Volatility	32.7%	32.7%	12.5%
Risk free rate (zero coupon curve)	4.2	4.2	4.2
Dividend yield	1.4	1.4	1.7

(Amounts in thousands, except per share amounts)

(7) Capital Contributions

Certain intercompany and affiliate transactions among the Company, PIM, and PIM USA principally relating to share-based compensation, are recorded as contributions of capital in the accompanying statement of changes in stockholder's equity and comprehensive income. For the year ended December 31, 2007, the underlying transactions were as follows:

Share-based compensation awards	$	1,111
Exchange-rate loss on share-based payments		939
Effect of grantee transfer from parent		1,975
	$	4,025

(8) Related-Party Transactions

The Company has a financing arrangement with PIM, whereby PIM agrees to purchase on an ongoing monthly basis, at a premium and without recourse, the rights to receive future distribution fees and deferred sales charges on Class B shares of the Pioneer Funds issued after January 1, 2002. For the year ended December 31, 2007, the Company recognized revenue totaling $5,888 associated with such sales. The related cost associated with the underlying Class B share sales activity of the Pioneer Funds for the year ended December 31, 2007 totaled $5,314.

The Company has a service agreement with PIM to provide for the payment of certain of the Company's overhead expenses. Additionally, PIM provides management, marketing support, systems, software, and other administrative services to the Company. In connection with a separate service agreement, the Company charges PIM a fee to provide certain marketing and promotional services. For the year ended December 31, 2007, amounts allocated to PIM amounted to $97,312 and are included in other revenue in the accompanying statement of operations.

The Company also has an expense sharing agreement with PIM USA in which the Company is allocated a pro rata portion of certain general and administration expenses incurred by PIM USA. These expenses include professional fees, space expenses, and other general operating expenses. For the year ended December 31, 2007, the Company was allocated $10,941.

Other related party revenue of approximately $2,316 includes amounts the Company earned from other PGAM affiliates for marketing, salaries, and operating expenses incurred on their behalf. Approximately $546 has been included in related-party expenses as reimbursements to affiliates for operating expenses incurred on the Company's behalf

(Continued)

All transactions with PIM, PGAM, and other affiliates are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the Internal Revenue Service's transfer pricing regulations.

(9) Dealer Advances and Prepaid Service Fees

Certain of the Pioneer Funds maintain a multi-class share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class B and Class C shares) and no load shares (Class I, Class R and Class Y shares). Class B shares do not require the investor to pay any sales charge unless there is a redemption within five years. Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. However, the Company pays upfront sales commissions (dealer advances) to broker dealers of up to 4% of the sales transaction amount on Class B shares and 1% on Class C shares. The participating Pioneer Funds pay the Company distribution and service fees based on their net assets invested in Class B, Class C, and Class R shares, subject to annual renewal by the participating Pioneer Funds' board of trustees. The distribution fee is 0.75% per annum for Class B and Class C shares, and 0.50% per annum for Class R shares. A service fee of 0.25% per annum is paid to the Company for Class B and Class C shares, and in the case of Class R shares, a service fee of up to 0.25% per annum may be charged. In addition, the Company is paid a CDSC on Class B and Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at declining rates ranging starting at 4% on the Class B shares and 1% for Class C shares.

The Company has an agreement with PIM to sell, at a premium, its rights to receive future distribution fees and deferred sales charges from sales of Class B shares of the Pioneer Funds.

The Company capitalizes and amortizes Class C dealer advances for financial statement purposes over a 12-month period. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders are recognized as revenue. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

Schedule I

PIONEER FUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2007

(Dollars in thousands)

Computation of net capital:		
Stockholder's equity	$	67,364
Deduct nonallowable assets:		
Receivables		(759)
Due from affiliates		(25,842)
Prepaid service fees and dealer advances		(3,005)
Other assets		(4,193)
Haircuts on securities and outstanding wire trades		(4,558)
Add deferred income taxes, associated with dealer advances		752
Net capital		29,759
Computation of basic net capital requirement:		
Minimum net capital required (greater of $250,000 or 2% of aggregate debits)		250
Net capital in excess of requirement	$	29,509
Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in Company's Part II A (unaudited) Focus Report	$	29,649
Additional share based compensation		2,927
Increase in amounts due from affiliates		(2,176)
Income tax effects, net		(641)
Net capital, as adjusted	$	29,759

See accompanying independent auditors' report.

Schedule II

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Computation for Determination of Reserve Requirements for
Broker-Dealers Under Rule 15c3-3 of the
Securities Exchange Act of 1934

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2007.

See accompanying independent auditors' report.

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Supplemental Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Pioneer Funds Distributor, Inc.:

In planning and performing our audit of the financial statements of Pioneer Funds Distributor, Inc. (the Company) for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
March 26, 2008

END